UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 1)

NuPathe Inc.

 (Name of Subject Company)

NuPathe Inc.

 (Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

67059M100

 (CUSIP Number of Class of Securities)

Michael F. Marino, Esq.
Senior Vice President, General Counsel and Secretary
NuPathe Inc.
7 Great Valley Parkway, Suite 300
Malvern, Pennsylvania 19355
(610) 232-0800
 (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
 Michael N. Peterson, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
(215) 963-5000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of NuPathe Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2014 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Train Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price per Share of $3.65 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to ZECUITY, sumatriptan iontophoretic delivery system, the Company’s primary product, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) filed by Parent and Purchaser with the SEC on January 23, 2014. The Offer is described in a Tender Offer Statement on Schedule TO-T (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the SEC on January 23, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below:

Item 3.     Past Contacts, Transactions, Negotiations and Agreements

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended and supplemented as follows:

By amending the second paragraph under the subsection heading entitled “Consideration for Shares Tendered Pursuant to the Offer” on page 5 to amend and restate the second sentence of such paragraph in its entirety as follows:

“The terms of the Company’s outstanding warrants require, and the Merger Agreement further provides that, as a consequence of the closing of the Merger, each such warrant will automatically be assumed by the Surviving Corporation.”

Item 4.     The Solicitation or Recommendation

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented as follows:

By amending and restating the second paragraph under the subsection heading entitled “Current Strategic Process in Mid-2013” on page 17 in its entirety as follows:

“On May 14, 2013, Mr. Anido spoke to Parent’s Chief Executive Officer regarding the decision by Parent’s board of directors to not approve the acquisition of the Company.  Parent’s Chief Executive Officer reiterated that the Parent’s board of directors would not support an acquisition of the Company even at a reduced purchase price.  Mr. Anido then explored the potential for a partnership between the companies to commercialize ZECUITY.  Parent’s Chief Executive Officer indicated that a commercial partnership may be achievable and requested that Mr. Anido contact Parent’s Vice President and General Manager, CNS Business Unit.  On May 15, 2013, Mr. Anido contacted Parent’s Vice President and General Manager, CNS Business Unit to discuss the potential for a partnership between the companies to commercialize ZECUITY.  Parent’s Vice President and General Manager, CNS Business Unit indicated interest in evaluating such a partnership.”

By amending the table entitled “VDR Stand-Alone Forecast” under the section heading entitled “Company Forecasts” on page 33 to include the following footnote next to the “EBIT” line item in the table:

(1)                     EBIT is a non-GAAP financial measure that was included in the VDR Stand-Alone Forecast to provide parties with a measure of profitability that excludes interest and taxes as such amounts will vary on a company-by-company basis based on an individual company’s specific circumstances.  Set forth below is a reconciliation of EBIT (non-GAAP) to Net Income (GAAP), the closest comparable GAAP measure.

EBIT	$(51)	$(26)	$20	$74	$115	$128	$133	$138	$162	$170	$179	$188	$197	$205	$215	$77
Senior Debt Interest	(1)	(0)	(0)	—	—	—	—	—	—	—	—	—	—	—	—	—
Less: Income Taxes	—	—	—	(0)	(42)	(47)	(49)	(51)	(60)	(63)	(67)	(70)	(73)	(77)	(80)	(29)
Net Income (Loss)	$(52)	$(26)	$20	$74	$73	$81	$84	$87	$102	$107	$113	$118	$123	$129	$135	$48

Item 9.     Exhibits

Item 9, “Exhibits” is hereby amended and supplemented by amending and restating the index descriptions of Exhibits (a)(1)(F) and (a)(1)(H) as follows:

Exhibit No.	Description
(a)(1)(F)

Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the forms (incorporated by reference to Exhibit (a)(1)(F) to Amendment No. 1 to the Schedule TO filed on February 4, 2014).

(a)(1)(H)	Form of Summary Advertisement published in the New York Times on January 23, 2014 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO filed on January 23, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUPATHE INC.

Date: February 4, 2014	By:	/s/ ARMANDO ANIDO
Name: Armando Anido
Title: Chief Executive Officer